FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 11/6/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No  X
                                  ---         ---

               If "Yes" is marked, indicate below the file number
               assigned to the registrant in connection with Rule
                                   12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s consolidated financial statements as of September 30, 2007.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                 By: /s/ Daniel Novegil
    --------------------                     ---------------------
Name: Roberto Philipps                   Name: Daniel Novegil
Title: Chief Financial Officer           Title: Chief Executive Officer


Dated: November 6, 2007

TERNIUM S.A.








CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
AND FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2007 AND 2006





46a, Avenue John F. Kennedy, 2nd floor
L - 1855
R.C.S. Luxembourg : B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ternium S.A.:


We have reviewed the accompanying consolidated condensed balance sheet of Ternium S.A. and its subsidiaries as of September 30, 2007, and the related consolidated condensed statements of income and of changes in shareholders' equity for the nine-month periods ended September 30, 2007 and 2006 and the consolidated condensed statements of cash flows for the nine-month periods ended September 30, 2007 and 2006. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Financial Reporting Standards.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for the year then ended (not presented herein), and in our report dated February 27, 2007 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived

Buenos Aires, Argentina

November 6, 2007


PRICE WATERHOUSE & CO. S.R.L.


by                (Partner)
-----------------------------
      Marcelo D. Pfaff

                                  TERNIUM S.A.
  Consolidated condensed interim financial statements as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006
                         (All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

                                                                  Three-month period            Nine-month period
                                                                  ended September 30,           ended September 30,
                                                             ----------------------------- -----------------------------
                                                       Notes     2007           2006           2007           2006
                                                       ----- -------------- -------------- -------------- --------------
                                                                      (Unaudited)                   (Unaudited)

Net sales                                                3       2,343,350      1,740,373      6,102,707      4,979,044
Cost of sales                                          3 & 4    (1,700,955)    (1,078,486)    (4,233,585)    (3,143,844)
                                                             -------------- -------------- -------------- --------------

Gross profit                                             3         642,395        661,887      1,869,122      1,835,200

Selling, general and administrative expenses           3 & 5      (225,345)      (152,479)      (588,174)      (458,565)
Other operating income (expenses), net                   3          15,511         (1,203)        17,654            775
                                                             -------------- -------------- -------------- --------------

Operating income                                         3         432,561        508,205      1,298,602      1,377,410

Interest expense                                                   (46,825)       (27,652)       (76,682)       (91,671)
Interest income                                                     14,891         15,415         39,739         40,559
Other financial expenses, net                            6        (131,072)       (74,954)      (295,252)      (267,821)

Equity in (losses) earnings of associated companies                 (2,021)         4,767         (3,412)         3,845
                                                             -------------- -------------- -------------- --------------

Income before income tax expense                                   267,534        425,781        962,995      1,062,322

Income tax expense                                                 (53,535)       (71,747)      (182,416)      (224,594)
                                                             -------------- -------------- -------------- --------------

Net income for the period                                          213,999        354,034        780,579        837,728
                                                             -------------- -------------- -------------- --------------

Attributable to:
Equity holders of the Company                                      159,819        257,378        618,878        655,022
Minority interest                                                   54,180         96,656        161,701        182,706
                                                             -------------- -------------- -------------- --------------
                                                                   213,999        354,034        780,579        837,728
                                                             -------------- -------------- -------------- --------------

Weighted average number of shares outstanding                2,004,743,442  2,004,743,442  2,004,743,442  1,913,947,510
Basic and diluted earnings per share for profit
 attributable to the equity holders of the Company
 (expressed in USD per share)                                         0.08           0.13           0.31           0.34

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
  Consolidated condensed interim financial statements as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006
                         (All amounts in USD thousands)

CONSOLIDATED CONDENSED BALANCE SHEETS

                                                Notes       September 30, 2007     December 31, 2006
                                                -----       ------------------     -----------------
                                                                (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net               7     7,180,247                5,420,683
  Intangible assets, net                           8     1,571,279                  551,587
  Investments in associated companies                       47,718                   16,285
  Other investments, net                                    14,706                   13,387
  Deferred tax assets                                      298,225                   36,439
  Receivables, net                                          93,435     9,205,610     78,903   6,117,284
                                                      ------------ ------------- ---------- -----------
Current assets
  Receivables                                              277,864                  175,818
  Derivative financial instruments                           1,065                    7,852
  Inventories, net                                       1,982,507                1,241,325
  Trade receivables, net                                 1,046,971                  577,866
  Other investments, net                                   115,227                        -
  Cash and cash equivalents                              1,078,750     4,502,384    643,352   2,646,213
                                                       -----------    ---------- ---------- -----------

  Non-current assets classified as held for sale                          17,000                  7,042
                                                                      ----------            -----------
Total assets                                                          13,724,994              8,770,539
                                                                      ----------            -----------
EQUITY
Capital and reserves attributable to the company's
 equity holders                                                        4,281,862              3,757,558

Minority interest                                                      1,857,346              1,729,583
                                                                      ----------            -----------
Total equity                                                           6,139,208              5,487,141

LIABILITIES
Non-current liabilities
  Provisions                                                57,381                   60,543
  Deferred income tax                                    1,508,543                  985,155
  Other liabilities                                        351,261                  274,566
  Trade payables                                             6,837                    7,229
  Borrowings                                             3,763,569     5,687,591    548,401   1,875,894
                                                       -----------    ---------- ---------- -----------

Current liabilities
  Current tax liabilities                                  221,351                  103,195
  Other liabilities                                        248,087                  158,374
  Trade payables                                         1,052,147                  621,754
  Derivative financial instruments                           6,399                   15,487
  Borrowings                                               370,211     1,898,195    508,694   1,407,504
                                                       -----------    ---------- ---------- -----------

Total liabilities                                                      7,585,786              3,283,398
                                                                      ----------            -----------

Total equity and liabilities                                          13,724,994              8,770,539
                                                                      ----------            -----------


Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
  Consolidated condensed interim financial statements as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                              Attributable to the Company's equity holders (1)
                     ---------------------------------------------------------------------------------------------------
                                                      Capital
                               Initial                  stock
                                public   Revaluation    issue     Currency
                     Capital    offering  and other   discount    translation Retained             Minority     Total
                       stock    expenses   reserves      (2)      adjustment   earnings   Total     interest    Equity
                     ---------------------------------------------------------------------------------------------------

Balance at January 1,
 2007                2,004,744  (23,295)  2,047,199  (2,324,866)    (121,608) 2,175,384 3,757,558  1,729,583  5,487,141

Currency translation
 adjustment                                                            5,663                5,663    (14,927)    (9,264)
Net income for the
 period                                                                         618,878   618,878    161,701    780,579
                     ---------------------------------------------------------------------------------------------------
Total recognized
 income for the
 period                                                                5,663    618,878   624,541    146,774    771,315

Dividends paid in
 cash and other
 distributions                             (100,237)                                     (100,237)             (100,237)
Dividends paid in
 cash and other
 distributions by
 subsidiary companies                                                                                (20,000)   (20,000)

Contributions from
 minority
 shareholders in
 consolidated
 subsidiaries                                                                                          1,119      1,119
Acquisition of
 business                                                                                               (130)      (130)
                     ---------------------------------------------------------------------------------------------------

Balance at September
 30, 2007            2,004,744  (23,295)  1,946,962  (2,324,866)    (115,945) 2,794,262 4,281,862  1,857,346  6,139,208
                     ---------------------------------------------------------------------------------------------------



Balance at January 1,
 2006                1,396,552   (5,456)  1,462,137  (2,298,048)     (92,691) 1,379,960 1,842,454  1,733,465  3,575,919

Currency translation
 adjustment                                                          (61,524)             (61,524)   (19,128)   (80,652)
Net income for the
 period                                                                         655,022   655,022    182,706    837,728
                     ---------------------------------------------------------------------------------------------------
Total recognized
 income for the
 period                                                              (61,524)   655,022   593,498    163,578    757,076

Dividends paid in
 cash and other
 distributions
by subsidiary
 companies                                                                                           (27,175)   (27,175)
Acquisition of
 business                                   (24,338)                                      (24,338)   (22,853)   (47,191)
Contributions from
 shareholders           33,801               43,100     (26,818)                           50,083    (46,998)     3,085
Conversion of
 Subordinated
 Convertible Loans     302,962              302,962                                       605,924               605,924
Initial Public
 Offering              271,429  (17,839)    271,429                                       525,019               525,019

                     ---------------------------------------------------------------------------------------------------

Balance at September
 30, 2006            2,004,744  (23,295)  2,055,290  (2,324,866)    (154,215) 2,034,982 3,592,640  1,800,017  5,392,657
                     ---------------------------------------------------------------------------------------------------

(1) Shareholders' equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

   Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).

   The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
  Consolidated condensed interim financial statements as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENTS

                                                                                                   Nine-month period
                                                                                           Notes  ended September 30,
                                                                                           ----- -----------------------
                                                                                                    2007        2006
                                                                                                 -----------------------
                                                                                                       (Unaudited)
Cash flows from operating activities
Net income for the period                                                                           780,579     837,728
Adjustments for:
 Depreciation and amortization                                                             7 & 8    400,821     318,460
 Income tax accruals less payments                                                                 (357,606)      4,307
 Equity in losses (earnings) of associated companies                                                  3,412      (3,845)
 Interest accruals less payments                                                                     34,076     (10,736)
Changes in provisions                                                                               (15,738)     31,680
Changes in working capital                                                                          120,012    (274,111)
Others                                                                                               75,078      35,094
                                                                                                 ----------- -----------
Net cash provided by operating activities                                                         1,040,634     938,577
                                                                                                 ----------- -----------

Cash flows from investing activities
Capital expenditures                                                                       7 & 8   (305,975)   (280,090)
Changes in trust funds                                                                                    -       5,185
Acquisition of business                                                                          (1,727,178)   (103,055)
Increase in other investments                                                                      (115,227)          -
Proceeds from the sale of property, plant and equipment                                               7,056         987
                                                                                                 ----------- -----------
Net cash used in investing activities                                                            (2,141,324)   (376,973)
                                                                                                 ----------- -----------

Cash flows from financing activities
Dividends paid in cash and other distributions                                                     (100,237)          -
Dividends paid in cash and other distributions by subsidiary companies                              (20,000)    (27,175)
Contributions from shareholders                                                                           -       3,085
Contributions from minority shareholders in consolidated subsidiaries                                 1,119           -
Net proceeds from Initial Public Offering                                                                 -     525,019
Proceeds from borrowings                                                                          4,061,965     123,207
Repayments of borrowings                                                                         (2,586,322) (1,124,792)
                                                                                                 ----------- -----------
Net cash provided by (used in) financing activities                                               1,356,525    (500,656)
                                                                                                 ----------- -----------

                                                                                                 ----------- -----------
Increase in cash and cash equivalents                                                               255,835      60,948
                                                                                                 ----------- -----------

Movement in cash and cash equivalents
At January 1, (1)                                                                                   633,002     754,980
Acquisition of business                                                                             190,087           -
Effect of exchange rate changes                                                                        (174)       (591)
Increase in cash and cash equivalents                                                               255,835      60,948
                                                                                                 ----------- -----------
Cash and cash equivalents at September 30,                                                        1,078,750     815,337
                                                                                                 ----------- -----------
Non-cash transactions
Conversion of debt instruments into shares                                                                -     605,924

(1) In addition, the Company has restricted cash for USD 10,350 at December 31, 2006.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
  Consolidated condensed interim financial statements as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006
                         (All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1 General information and basis of presentation
2 Accounting policies
3 Segment information
4 Cost of sales
5 Selling, general and administrative expenses
6 Other financial expenses, net
7 Property, plant and equipment, net
8 Intangible assets, net
9 Distribution of dividends
10 Contingencies, commitments and restrictions on the distribution of profits 11 Acquisition of business: Grupo Imsa S.A.B. de C.V. ("Grupo Imsa")
12 Related party transactions
13 Recent accounting pronouncements

                                  TERNIUM S.A.
        Notes to the Consolidated Condensed Interim Financial Statements

1  General information and basis of presentation


Ternium S.A. (the "Company" or "Ternium"), a Luxembourg Corporation (Societe Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders' meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC"). As from February 1, 2006, the Company's shares are listed in the New York Stock Exchange.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2006.

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company's subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under "Other financial expenses, net".

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on November 6, 2007.

2  Accounting policies

The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2006.

Recently issued accounting pronouncements were applied by the Company as from their respective dates.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years beginning January 1, 2007 and will be redeemed by the Company ten years after grant date. As of September 30, 2007, the outstanding liability corresponding to the Program amounts to USD 2.3 million.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

3     Segment information

Primary reporting format - business segments

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers' requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly metal building systems and components, insulated panels, iron ore and pig iron.

                                                                            Flat steel  Long steel
                                                                              products   products    Other      Total
                                                                            --------------------------------------------
                                                                                            (Unaudited)
  Nine-month period ended September 30, 2007

  Net sales                                                                  4,746,826  1,095,334   260,547   6,102,707
  Cost of sales                                                             (3,289,787)  (746,651) (197,147) (4,233,585)

                                                                            ----------- ---------- --------- -----------
  Gross profit                                                               1,457,039    348,683    63,400   1,869,122

  Selling, general and administrative expenses                                (460,491)  (107,055)  (20,628)   (588,174)
  Other operating income, net                                                   11,247      5,000     1,407      17,654

                                                                            ----------- ---------- --------- -----------
  Operating income                                                           1,007,795    246,628    44,179   1,298,602

  Depreciation - PP&E                                                          306,704     54,218     9,497     370,419

                                                                            Flat steel  Long steel
                                                                              products   products    Other      Total
                                                                            --------------------------------------------
                                                                                            (Unaudited)
  Nine-month period ended September 30, 2006

  Net sales                                                                  3,819,686    964,737   194,621   4,979,044
  Cost of sales                                                             (2,399,672)  (634,250) (109,922) (3,143,844)

                                                                            ----------- ---------- --------- -----------
  Gross profit                                                               1,420,014    330,487    84,699   1,835,200

  Selling, general and administrative expenses                                (360,973)   (87,668)   (9,924)   (458,565)
  Other operating (expenses) income, net                                        (2,900)       681     2,994         775

                                                                            ----------- ---------- --------- -----------
  Operating income                                                           1,056,141    243,500    77,769   1,377,410

  Depreciation - PP&E                                                          250,626     44,128     9,217     303,971

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

3 Segment information (continued)

Secondary reporting format - geographical segments

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

                                                                                   South and           Europe
                                                                                    Central   North     and
                                                                                    America   America  others    Total
                                                                                   --------- --------- ------- ---------
                                                                                               (Unaudited)
Nine-month period ended September 30, 2007
Net sales                                                                          3,421,719 2,532,508 148,480 6,102,707

Depreciation - PP&E                                                                  242,709   127,680      30   370,419

Nine-month period ended September 30, 2006
Net sales                                                                          2,794,155 2,126,954  57,935 4,979,044

Depreciation - PP&E                                                                  204,665    99,298       8   303,971

4  Cost of sales

                                                                                                   Nine-month period
                                                                                                   ended September 30,
                                                                                                 -----------------------
                                                                                                    2007        2006
                                                                                                 ----------- -----------
                                                                                                       (Unaudited)

Inventories at the beginning of the year                                                          1,241,325   1,000,119
Acquisition of business (see Note 11)                                                               655,845       8,180
Plus: Charges for the period
Raw materials and consumables used and other movements                                            2,996,141   2,315,129
Services and fees                                                                                   148,755     112,694
Labor cost                                                                                          456,815     354,924
Depreciation of property, plant and equipment                                                       359,144     292,492
Amortization of intangible assets                                                                    13,051      10,187
Maintenance expenses                                                                                286,776     242,915
Office expenses                                                                                       6,461       5,988
Freight and transportation                                                                           23,952      18,816
Insurance                                                                                             9,189       7,597
(Recovery) provision for obsolescence                                                                (4,194)     26,274
Recovery from sales of scrap and by-products                                                        (65,046)    (37,559)
Others                                                                                               87,878      53,157
Less: Inventories at the end of the period                                                       (1,982,507) (1,267,069)
                                                                                                 ----------- -----------
Cost of sales                                                                                     4,233,585   3,143,844
                                                                                                 ----------- -----------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


5  Selling, general and administrative expenses

                                                                                              Nine-month period
                                                                                              ended September 30,
                                                                                       ---------------------------------
                                                                                           2007                2006
                                                                                       -------------        ------------
                                                                                                  (Unaudited)
Services and fees                                                                            47,623              37,872
Labor cost                                                                                  153,901             108,665
Depreciation of property plant and equipment                                                 11,275              11,479
Amortization of intangible assets                                                            17,351               4,302
Maintenance expenses                                                                         13,835              12,409
Taxes                                                                                        51,038              41,750
Office expenses                                                                              21,083              23,252
Freight and transportation                                                                  252,528             203,744
Insurance                                                                                     1,298               1,011
Recovery for impairment of trade receivables                                                 (3,942)             (1,896)
Others                                                                                       22,184              15,977
                                                                                       -------------        ------------
Selling, general and administrative expenses                                                588,174             458,565
                                                                                       -------------        ------------

6  Other financial expenses, net

                                                                                                  Nine-month period
                                                                                                 ended September 30,
                                                                                              --------------------------
                                                                                                 2007           2006
                                                                                              -----------     ----------
                                                                                                     (Unaudited)
Net foreign exchange transaction losses and change in fair value of derivative instruments       (35,404)       (22,176)
Debt issue costs                                                                                  (6,834)       (12,770)
Loss from Participation Account                                                                 (231,315)      (215,707)
Others                                                                                           (21,699)       (17,168)
                                                                                              -----------     ----------
Other financial expenses, net                                                                   (295,252)      (267,821)
                                                                                              -----------     ----------

7  Property, plant and equipment, net

                                                                                                 Nine-month period
                                                                                                ended September 30,
                                                                                            ----------------------------
                                                                                                2007           2006
                                                                                            -------------  -------------
                                                                                                    (Unaudited)
At the beginning of the year                                                                   5,420,683      5,463,871
Currency translation differences                                                                 (38,786)       (85,708)
Transfers                                                                                        (11,443)        (9,632)
Additions                                                                                        277,094        266,804
Disposals                                                                                         (5,582)        (4,323)
Increase due to business acquisition (see Note 11)                                             1,908,700         47,825
Depreciation charge                                                                             (370,419)      (303,971)

                                                                                            -------------  -------------
At the end of the period                                                                       7,180,247      5,374,866
                                                                                            -------------  -------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


8  Intangible assets, net

                                                                                            Nine-month period
                                                                                           ended September 30,
                                                                                     --------------------------------
                                                                                          2007              2006
                                                                                     ----------------   -------------
                                                                                               (Unaudited)
At the beginning of the year                                                                 551,587         552,882
Currency translation differences                                                              (8,306)        (10,604)
Additions                                                                                     28,881          13,961 (1)
Increase due to business acquisition (see Note 11)                                           508,194               -
Goodwill generated in the acquisition of Grupo Imsa (see Note 11)                            521,325               -
Amortization charge                                                                          (30,402)        (14,489)

                                                                                     ----------------   -------------
At the end of the period                                                                   1,571,279         541,750
                                                                                     ----------------   -------------

     (1) Includes USD 675 thousand corresponding to goodwill derived from the acquisition of additional shares of Hylsamex.

9  Distribution of dividends

During the annual general shareholders meeting held on June 6, 2007, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2006 and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2007.

10 Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 28 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2006. Significant changes or events since the date of the annual report are as follows:

(i) Consorcio Siderurgia Amazonia Ltd .- PDVSA-Gas C.A. claim
In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor's favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At September 30, 2007, Sidor's potential exposure under this litigation amounted to USD 151.8 million.

(ii)Grupo Imsa - Commitments:
(a) On December 16, 2004, Grupo Imsa entered into a ten-year steel slab supply agreement (the "Agreement") with Corus UK Limited ("Corus") together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Donkuk Steel (South Korea) (collectively referred to as the "Off-takers"). During the term of the contract, Grupo Imsa through one of its subsidiaries, will be entitled to purchase 15.4% of the production of Corus' Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year. This represents approximately 20% of Grupo Imsa's actual steel slab needs. The Agreement also establishes a supply schedule for each of the Off-takers.

As per the Agreement, Grupo Imsa is committed to make predetermined cash payments during the term of the contract in addition to the purchase price paid for the steel slab, as follows: (i) an initial payment of USD14.3 million, (ii) twenty semi-annual payments distributed proportionately in different percentages until 2014 for a total of USD16.5 million, and (iii) additional payments for future capital investments in Corus' Teeside plant amounting to approximately USD15.1 million. All the payments described in (i) and (ii) above have been made prior to the acquisition of Grupo Imsa by Ternium.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

10 Contingencies, commitments and restrictions on the distribution of profits (continued)

(b) On April 5, 2000, several subsidiaries of Grupo Imsa which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity with Tractebel Energia de Monterrey, S. de R.L. de C.V.

(c) On September 1, 1995, Grupo Imsa (through Steelscape, Inc., one of its subsidiaries located in the United States of America) entered into a fifty-year operating lease agreement with the Port of Kalama for the lease of land for a facility located in Kalama. Grupo Imsa's subsidiary has the option to extend the term of this lease for three consecutive ten-year periods. Under this lease with the Port of Kalama, the Company is responsible for removing its personal property and an environmental evaluation must be conducted at the expense of the Company. The land lease with the Port of Kalama included a free rent period and increasing rent payments and the Company is responsible for removing machinery, equipment and office furniture and restoring the premises to a suitable condition at the end of the lease term.

(d) On January 19, 2006, Grupo Imsa (through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to two of Grupo Imsa's plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Grupo Imsa's daily needs for the relevant period. Grupo Imsa has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.

(e) On April 1, 2003, Grupo Imsa (through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquimica Basica for the supply of natural gas to one of Grupo Imsa's plants located in Monclova, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Grupo Imsa's needs during the relevant period and Grupo Imsa has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.

(iii) Restrictions on the distribution of profits
Under the credit agreements entered into to finance the acquisition of Hylsamex, the Company and its affiliates had some restrictions to the payment of dividends in excess of certain amounts, among other limitations (see Note 3e) to the audited Consolidated Financial Statements for the year ended December 31, 2006). As of September 30, 2007, Ternium S.A. and Siderar S.A.I.C. have fully repaid these loans, and at the same time the guarantees and restrictions imposed by the financing contracts were released.

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At September 30, 2007, this reserve reached the above-mentioned threshold.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

10 Contingencies, commitments and restrictions on the distribution of profits ( continued)

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

                                                     At September 30,
                                                          2007
                                                    ----------------
                                                      (Unaudited)

           Share capital                                  2,004,744
           Legal reserve                                    200,474
           Distributable reserves                           301,912
           Non distributable reserves                     1,414,122
           Accumulated profit at January 1, 2007            499,842
           Profit for the period                            631,084
                                                    ----------------

           Total shareholders' equity under
           Luxembourg GAAP                               5,052,178
                                                    ----------------

11 Acquisition of business: Grupo Imsa S.A.B. de C.V. ("Grupo Imsa")

On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. ("Grupo Imsa") and Grupo Imsa's controlling shareholders under which Ternium obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.

Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional Espana S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$ 6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.

Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa's majority shareholders), representing 90.7% of Grupo Imsa's issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.

Accordingly, Ternium now owns all of Grupo Imsa's issued and outstanding share capital.

Grupo Imsa is a steel manufacturer with operations in Mexico, the United States and Guatemala. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of coated products. In addition, Grupo Imsa produces panels and other steel products.

The initial accounting for the acquisition of Grupo Imsa has been determined provisionally as the Company still needs to perform additional procedures to estimate the fair value of certain identifiable assets and liabilities.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

11 Acquisition of business: Grupo Imsa S.A.B. de C.V. ("Grupo Imsa") (continued)

The acquired business contributed revenues of USD 581.9 million to the Company in the period ended September 30, 2007. The book value of net assets acquired totals USD 543.9 million. The fair value of assets and liabilities arising from acquisition are as follows:

                                                                                                      USD Thousand
                                                                                                 -----------------------
                                                                                                  Book value  Fair value
                                                                                                 ----------- -----------
                                                                                                 (Unaudited)

 Property, plant and equipment                                                                    1,416,686   1,908,700
 Intangible assets                                                                                   74,377     508,194
 Inventories                                                                                        639,127     655,845
 Cash and cash equivalents                                                                          190,087     190,087
 Deferred Tax Liabilities                                                                          (286,817)   (578,791)
 Pension Benefits                                                                                   (17,518)    (17,518)
 Provisions                                                                                         (10,011)    (10,011)
 Borrowings                                                                                      (1,565,486) (1,565,486)
 Other assets and liabilities, net                                                                  103,504     114,703
                                                                                                 ----------- -----------
 Net                                                                                                543,949   1,205,723
                                                                                                 ----------- -----------

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities acquired, totaled USD 521.3 million.

The transactions were financed primarily through the incurrence of debt as follows:

o Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the "Ternium Facility") with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium's loans under the Ternium Facility will be repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008.

o Ternium's subsidiary Hylsa S.A. de C.V. ("Hylsa") made several borrowings in an aggregate principal amount of 3,485 million under a loan facility (the "Hylsa Facility") with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

Grupo Imsa assumed on August 3, 2007 certain of Hylsa's loans under the Hylsa Facility, as well as a portion of Hylsa's remaining unused commitments. Following the assumption date:

o Hylsa's debt under the Hylsa Facility amounted to USD 2,070 million in principal amount, and Grupo Imsa's debt under that facility amounted to USD 1,415 million in principal amount; and

o Grupo Imsa's unused commitment under the facility amounted to USD 140 million.

The loans of each of Hylsa and Grupo Imsa are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.

Each of the Ternium Facility and the Hylsa Facility contains covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

12 Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which has 70.52% of the Company's voting rights, either directly or indirectly. The ultimate controlling entity of the Company is Rocca & Partners, a British Virgin Islands corporation.

The following transactions were carried out with related parties:

                                                                                                  Nine-month period
                                                                                                 ended September, 30
                                                                                              --------------------------
                                                                                                 2007           2006
                                                                                              -----------    -----------
                                                                                                     (Unaudited)
(i)Transactions

(a)Sales of goods and services
   Sales of goods to associated parties                                                                52         1,905
   Sales of goods to other related parties                                                         86,130        66,146
   Sales of services and others to associated parties                                               1,652         2,169
   Sales of services and others to other related parties                                            3,055           858
                                                                                              -----------    -----------
                                                                                                   90,889        71,078
                                                                                              -----------    -----------
(b)Purchases of goods and services
   Purchases of goods from associated parties                                                      38,751        62,570
   Purchases of goods from other related parties                                                   31,384        30,717
   Purchases of services and others from associated parties                                        16,346         2,316
   Purchases of services and others from other related parties                                    137,103       120,837
                                                                                              -----------    -----------
                                                                                                  223,584       216,440
                                                                                              -----------    -----------
(c)Financial results
   Income with associated parties                                                                   2,802         2,832
   Income with other related parties                                                                   12            31
   Expenses with other related parties                                                                  -        (1,815)
                                                                                              -----------    -----------
                                                                                                    2,814         1,048
                                                                                              -----------    -----------

                                                                                      At September     At December
                                                                                         30, 2007        31, 2006
                                                                                      ------------------------------
                                                                                       (Unaudited)
(ii)Period-end balances
(a) Arising from sales/purchases of goods/services
  Receivables from associated parties                                                        39,439          67,558
  Receivables from other related parties                                                     41,196          48,533
  Payables to associated parties                                                             (6,142)         (5,588)
  Payables to other related parties                                                         (34,367)        (48,032)
                                                                                      --------------  --------------
                                                                                             40,126          62,471
                                                                                      --------------  --------------

b) Other investments
                                                                                      --------------  --------------
  Time deposit                                                                               12,625          11,249
                                                                                      --------------  --------------

(c) Financial debt
                                                                                      --------------  --------------
  Borrowings with other related parties                                                           -          (2,161)
                                                                                      --------------  --------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

13 Recent accounting pronouncements


(i) International Accounting Standard 23 (revised 2007), "Borrowing Costs"

In March 2007, the International Accounting Standards Board issued International Accounting Standard 23 (revised 2007), "Borrowing Costs" (the "Standard"). The Standard provides that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset, while all other borrowing costs shall be recognized as an expense.

The Standard supersedes IAS 23 (revised 1993) and is applicable for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If an entity applies the Standard from a date before 1 January 2009, it shall disclose that fact.

The Company's management has not assessed the potential impact that the application of the Standard may have on the Company's financial condition or results of operations.

(ii) IFRIC Interpretation 13, Customer Loyalty Programmes

In June 2007, International Financial Reporting Interpretations Committee ("IFRIC") issued IFRIC Interpretation 13 "Customer Loyalty Programmes" ("IFRIC 13"). IFRIC 13 applies to customer loyalty award credits that:

(a) an entity grants to its customers as part of a sales transaction (i.e. a sale of goods, rendering of services or use by a customer of entity assets); and

(b) subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services.

IFRIC 13 addresses accounting by the entity that grants award credits to its customers.

An entity shall apply IFRIC 13 for annual periods beginning on or after July 1, 2008, although earlier application is permitted. If an entity applies IFRIC 13 for a period beginning before July 1, 2008, it shall disclose that fact.

The Company's management estimates that the application of IFRIC 13 will not have a material effect on the Company's financial condition or results of operations.

(iii) IFRIC Interpretation 14, IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In July 2007, IFRIC issued IFRIC Interpretation 14 "IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" ("IFRIC 14"). IFRIC 14 applies to all post-employment defined benefits and other long-term employee defined benefits and addresses the following issues:

(a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19;
(b) how a minimum funding requirement might affect the availability of reductions in future contributions; and
(c) when a minimum funding requirement might give rise to a liability.
An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2008. Earlier application is permitted.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

13 Recent accounting pronouncements (continued)

The Company's management has not assessed the potential impact that the application of IFRIC 14 may have on the Company's financial condition or results of operations.

(iv) International Accounting Standard 1 (revised 2007), "Presentation of Financial Statements"


In September 2007, the International Accounting Standards Board issued International Accounting Standard 1 Revised, "Presentation of Financial Statements" ("IAS 1 Revised"). IAS 1 Revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The main changes introduced by IAS 1 Revised in respect of the previous version of IAS 1 include the following:

(a) a complete set of financial statements shall include a statement of financial position as at the beginning of the earliest comparative period whenever the entity retrospectively applies an accounting policy or makes a retrospective restatement;
(b) changes in equity arising from transactions with owners in their capacity as owners shall be reported separately from non-owners changes in equity;
(c) an entity shall disclose income tax relating relating to each component of other comprehensive income; and
(d) the option to present distributions to equity holders (dividends) in the income statement is no longer available

IAS 1 Revised is applicable for annual periods beginning on or after January 1, 2009, although earlier application is permitted.

The Company's management has not assessed the potential impact that the application of IAS 1 Revised may have on the Company's financial condition or results of operations.











                                Roberto Philipps
                             Chief Financial Officer